Exhibit 99.1

NovaBridge Reports First Half 2026 Financial Results and Highlights Pipeline Momentum and Strategic Execution

•
Executing NovaBridge’s strategy to identify differentiated science, develop it efficiently and create long-term value for patients and shareholders
•
Appointed Srishti Gupta, MD, MPP, as Chief Executive Officer, to strengthen strategic oversight, governance, and capital allocation across the Company
•
Advancing givastomig toward initiating a registrational Phase 3 study as early as YE 2026, under a potential Accelerated Approval Pathway
•
Progressing VIS-101 toward Phase 2b initiation in 2H 2026, following positive Phase 2a results supporting potential best-in-class durability
•
Maintained a strong balance sheet with $215.9 million in cash, cash equivalents, short-term investments, and equity investment at fair value as of June 30, 2026, providing runway through several important clinical and strategic inflection points, including givastomig’s planned Phase 3 interim data read-out in 2028

ROCKVILLE, MD, August 20, 2026 – NovaBridge Biosciences (Nasdaq: NBP) (“NovaBridge” or the “Company”), a global biotechnology company that identifies differentiated innovation and applies disciplined development, financing, and partnering strategies to create value, today reported financial results for the six months ended June 30, 2026, and provided a business update. During the first half of 2026, the Company continued executing its strategic priorities by progressing key clinical milestones for its lead programs. The Company also strengthened leadership, governance, and capital allocation to support long-term value creation.

“Significant innovation exists across geographies and organizations, yet many promising therapies never reach their full potential,” said Srishti Gupta, MD, MPP, Chief Executive Officer of NovaBridge. “NovaBridge was built to identify those opportunities, advance them efficiently and create value through the path best suited to each asset. The progress of givastomig and VIS-101 reflects our ability to both identify differentiated science and to achieve meaningful development milestones, positioning NovaBridge to continue creating value for patients and shareholders.”

“NovaBridge is building the capabilities required to succeed over the long term. The progress of givastomig and VIS-101, together with the continued strengthening of the organization, reflects deliberate execution against that objective,” said Fu Wei, Chairman of the Board of NovaBridge.

Pipeline Overview and Potential Upcoming Milestones

NovaBridge’s two lead programs illustrate the complementary capabilities at the core of its strategy. Givastomig, a potential first-in-class Claudin 18.2-Targeted Immuno Amplifier (“CTIA”), reflects NovaBridge’s ability to efficiently execute differentiated science toward registrational development. VIS-101, a purpose-designed tetravalent VEGF-A × ANG-2 peptibody for retinal vascular diseases, developed through NovaBridge’s majority-owned subsidiary leading its ophthalmology platform, Visara, Inc. (“Visara”), reflects NovaBridge’s ability to identify and acquire differentiated therapeutic assets that others have overlooked.

Givastomig

Givastomig is a potential first-in-class CTIA. It is a bispecific Claudin 18.2 × 4-1BB antibody targeting Claudin 18.2-positive tumor cells being developed for the treatment of first-line metastatic gastric cancer.

In January 2026, NovaBridge reported positive data from the givastomig Phase 1b dose expansion combination study in patients with first-line (“1L”) gastric cancer. The data showed that givastomig produced a 77% ORR at 8 mg/kg and 73% ORR at 12 mg/kg (among 52 evaluable subjects), and a 16.9-month median progression-free survival at 8 mg/kg (among 27 evaluable subjects), with responses observed across a range of PD-L1 and Claudin 18.2 expression levels. Givastomig demonstrated favorable overall tolerability in combination with immunochemotherapy without dose-dependent toxicity.

In February 2026, NovaBridge initiated a global, randomized Phase 2 study of givastomig combined with immunochemotherapy in patients with HER2-negative, 1L metastatic gastric cancer.

In March 2026, NovaBridge reported givastomig’s potential eligibility for the U.S. Food and Drug Administration’s (FDA) Accelerated Approval Pathway in first-line HER2-negative, Claudin 18.2-positive, PD-L1-positive patients with gastroesophageal adenocarcinoma (“GEA”).

In June 2026, the FDA granted Fast Track Designation to givastomig for the treatment of previously untreated HER2-negative advanced or metastatic GEA in combination with nivolumab and chemotherapy.

NovaBridge estimates that approximately 180,0001 patients are diagnosed with first-line GEA in the U.S., France, Germany, Italy, Spain, the United Kingdom and Japan, of which approximately 105,0002,3 cases are HER2-negative and Claudin 18.2-positive, the population givastomig targets. The Company also believes givastomig has broad potential across other Claudin 18.2-positive gastrointestinal malignancies, including biliary tract cancer and pancreatic ductal adenocarcinoma.

Upcoming Givastomig Milestones:

•
October 25, 2026: Poster presentation of Phase 1b combination dose expansion data at the European Society for Medical Oncology (ESMO) Congress 2026
•
As early as YE 2026: Initiate Phase 3 registrational study under a potential Accelerated Approval Pathway

VIS-101

VIS-101 is a potential best-in-class VEGF-A × ANG-2. It is a purpose-designed tetravalent peptibody being developed for neovascular retinal diseases. Positive Phase 2a data reported in March 2026 demonstrated favorable safety and tolerability results, meaningful visual acuity improvements, and encouraging durability in neovascular (wet) age-related macular degeneration (“nAMD”) patients. VIS-101 is being developed for nAMD, diabetic macular edema (“DME”), and retinal vein occlusion (“RVO”), which together affect more than 57 million people globally.4

VIS-101 is being advanced through Visara. Consistent with NovaBridge’s operating model, Visara combines specialized ophthalmology expertise with NovaBridge’s strategic oversight, capital allocation, and business development capabilities to support focused execution and future growth of the ophthalmology franchise.

Upcoming VIS-101 Milestones:

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H2 2026: Initiate Phase 2b program in nAMD
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2027: Initiate global Phase 3 program in nAMD

1H Execution Highlights

During the first half of 2026 and subsequent period, NovaBridge continued to strengthen its leadership team to support the Company's next phase of growth. NovaBridge appointed Srishti Gupta, MD, MPP, as Chief Executive Officer to lead corporate strategy, capital allocation, business development, and operational execution. The Company also appointed Mark Hagler as Chief Commercial Officer, adding commercial and portfolio planning expertise to support future development and partnership opportunities. At Visara, Jeffrey Nau, PhD, MMS, was appointed President and Chief Executive Officer to lead the advancement of VIS-101 and the continued build-out of the ophthalmology franchise. With these additions, NovaBridge continued executing its strategy to identify, develop, and create value from differentiated therapeutic assets. During the period, the Company advanced key pipeline programs toward important development milestones while continuing to evaluate opportunities to expand its portfolio and create long-term value for patients and shareholders.

In addition, NovaBridge is implementing enhancements to its segment disclosure and half-year reporting structure, expected to provide shareholders with clearer visibility into the performance of the Company and its operating subsidiaries.

First Half 2026 Financial Results

Cash Position

As of June 30, 2026, the Company had cash, cash equivalents, short-term investments, and equity investment at fair value of $215.9 million. Based on its current operating plan, the Company believes its cash position is sufficient to support the advancement of its portfolio through multiple anticipated clinical and strategic milestones, including givastomig’s planned Phase 3 interim data read-out in 2028.

Research & Development Expenses

Research and development expenses were $14.3 million for the six months ended June 30, 2026, compared to $4.1 million for the six months ended June 30, 2025. The increase was primarily driven by investment in clinical development activities for givastomig and the continued build-out of NovaBridge’s development capabilities to support current and future portfolio programs.

Administrative Expenses

Administrative expenses were $26.4 million for the six months ended June 30, 2026, compared to $8.3 million for the six months ended June 30, 2025. The increase was primarily driven by higher share-based compensation expense associated with equity awards granted in 2025, increased personnel-related costs as the Company expanded its organizational capabilities, and a one-time write-off of deferred offering costs related to the previously proposed HKEx dual primary listing.

Net Loss

Net loss was $37.9 million for the six months ended June 30, 2026, compared to $8.7 million for the prior-year period. Net loss per share attributable to ordinary shareholders was $0.14 compared to $0.05 in the prior-year period.

About Givastomig

Givastomig (TJ033721 / ABL111), a potential first-in-class CTIA, is a Claudin 18.2 × 4-1BB bispecific antibody. Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed for potential treatment of gastric cancer, its current lead indication. Givastomig also has potential applicability across other Claudin 18.2+ gastrointestinal malignancies including biliary tract cancer and pancreatic ductal adenocarcinoma. Givastomig is being evaluated in a global, randomized Phase 2 study (NCT07432295), following positive topline results from a Phase 1b, multicenter, open-label study in first-line gastric cancer. NovaBridge expects to initiate a Phase 3 registrational study under a potential Accelerated Approval Pathway as early as year end 2026.

Givastomig is being jointly developed through a global partnership with ABL Bio, Inc. (“ABL Bio”). NovaBridge is the lead party and shares worldwide rights equally with ABL Bio, excluding Greater China and South Korea.

About VIS-101

VIS-101 (ASKG712/AM712) is a tetravalent VEGF-A × ANG-2 peptibody purpose-designed to be best-in-class. It targets retinal vascular diseases, including nAMD, DME, and RVO, which together affect more than 57 million people globally.⁴ VIS-101 is the only intravitreal therapeutic with two binding sites for each of VEGF-A and ANG-2, and carries the molecular weight of a full-length monoclonal antibody, a structural design intended to deliver a rapid, robust, and durable treatment response for patients with neovascular retinal diseases.

VIS-101 has completed initial safety and dose-escalation studies in both the U.S. and China, along with a randomized, dose-ranging Phase 2a study in China (NCT05456828). It is expected to advance to a randomized, controlled, dose-determining Phase 2b study in the second half of 2026, with anticipated initiation of a global Phase 3 program in 2027.

NovaBridge is the majority shareholder of Visara, which controls global rights to VIS-101 outside of Greater China and certain countries in Asia.

References:

1.
Markets include U.S., France, Germany, Italy, Spain, the United Kingdom, and Japan in 2025 based on Data Monitor Biomed Tracker, based on 1L treatment
2.
HER2-negative status of 78%. Van Cutsem E, Bang YJ, Feng-Yi F, et al. HER-2 screening data from ToGA: targeting HER2 in gastric and gastroesophageal junction cancer. Gastric Cancer 2015;18(3):476-84
3.
CLDN18.2 positive status of ~70%. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035
4.
Invest Ophthalmol Vis Sci. 2021 Nov 24; 62 (14): 26. doi: 10.1167/iovs.62.14.26

Webcast/Conference Call Details:

NovaBridge will hold a webcast on Thursday, August 20, 2026 at 9:00 AM ET/9:00 PM China Standard Time to discuss recent corporate progress and financial results for the six months ended June 30, 2026.

Webcast Information:

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Date: Thursday, August 20, 2026
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Time: 9:00 AM ET/9:00 PM China Standard Time
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Web Access - China: Click here
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Webcast Access – All other locations: Click here

The live and archived webcast can also be accessed by visiting the NovaBridge Biosciences website on the Upcoming Events section of the Investors page. A replay of the webcast will be archived for at least 30 days after the event.

About NovaBridge

NovaBridge Biosciences (Nasdaq: NBP) is a global biotechnology company advancing a portfolio of therapeutic programs in oncology and ophthalmology. The Company identifies differentiated therapeutic opportunities, generates value-defining clinical evidence, and applies the development, financing, and partnering strategy best suited to each program.

NovaBridge’s portfolio is led by givastomig and VIS-101. The Company's objective is to build a sustainable biotechnology company by repeatedly identifying differentiated innovation, advancing it efficiently, and bringing novel therapies to patients through the path best suited to each opportunity.

For more information, please visit www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “believes,” “designed to,” “anticipates,” “future,” “intends,” “plans,” “potential,” “estimates,” “confident,” and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the strategy, clinical development, plans, timing, results, safety and efficacy of the Company's drug candidates, including givastomig, VIS-101, ragistomig and uliledlimab; the Company’s anticipated cash runway; anticipated clinical milestones, potential regulatory interactions and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application approval or eligibility for accelerated approval pathway or receipt of accelerated approval; the content and timing of decisions made by the relevant regulatory authorities, including the FDA, regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; the impact of macroeconomic conditions, including inflation, tariffs, volatile interest rates, regulatory uncertainty, potential government shutdowns, volatility in the capital markets, and regional and other global events, including ongoing armed conflicts in different regions of the world; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 7, 2026, and amended on June 16, 2026, as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

NovaBridge Biosciences

+1-240-745-6330

IR@novabridge.com

Bill Begien, VP, Investor Relations

bill.begien@novabridge.com

Jessica Zhang, Director, Public Relations

jessica.zhang@novabridge.com

NovaBridge Biosciences

Condensed Consolidated Balance Sheets

As of June 30, 2026 and December 31, 2025

(Unaudited)

(All amounts in thousands, except for share data, unless otherwise noted)

	As of
	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$190,637	$210,632
Short-term investments	210	210
Prepayments and other receivables	7,156	6,678
Total current assets	198,003	217,520
Property, equipment and software	1,266	140
Operating lease right-of-use assets	4,344	2,809
Investments at fair value, equity securities	25,057	37,241
Other non-current assets	2,872	2,812
Total assets	$231,542	$260,522

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables (including amounts with related parties of $120 and $1,131, as of June 30, 2026 and December 31, 2025, respectively)	$15,768	$16,823
Operating lease liabilities, current	1,276	891
Other current liabilities	8,878	9,180
Total current liabilities	25,922	26,894
Operating lease liabilities, non-current	3,182	2,176
Other non-current liabilities	1,334	511
Total liabilities	30,438	29,581

Redeemable noncontrolling interest	—	—
Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 270,740,388 shares issued as of June 30, 2026 and December 31, 2025 ; 266,798,199 and 265,377,891 outstanding as of June 30, 2026 and December 31, 2025, respectively)	$27	$27
Treasury Stock (3,942,189 and 5,362,497 shares as of June 30, 2026 and December 31, 2025, respectively)	(3,706)	(5,042)
Additional paid-in capital	1,532,920	1,526,718
Accumulated other comprehensive income	42,039	41,546
Accumulated deficit	(1,370,176)	(1,332,308)
Total shareholders’ equity	201,104	230,941
Total liabilities and shareholders’ equity	$231,542	$260,522

The accompanying notes are an integral part of these condensed consolidated financial statements.

NovaBridge Biosciences

Condensed Consolidated Statements of Comprehensive Loss

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended June 30,
	2026	2025

Expenses
Research and development expenses	$(14,329)	$(4,071)
Administrative expenses (including amounts with related parties of $576 and $55, for the six months ended June 30, 2026 and 2025 respectively)	(26,416)	(8,309)
Total expenses	(40,745)	(12,380)
Loss from operations	(40,745)	(12,380)
Interest income, net	2,349	3,672
Other income, net	528	54
Loss before income tax expense	(37,868)	(8,654)
Income tax expense	—	—
Net loss	(37,868)	(8,654)
Net loss attributable to noncontrolling interests	—	—
Net loss attributable to shareholders of NovaBridge	$(37,868)	$(8,654)

Other comprehensive income:
Unrealized gain on available-for-sale debt securities, net of tax	$—	$3,644
Foreign currency translation adjustments, net of tax	493	11
Total other comprehensive income	493	3,655
Comprehensive loss	(37,375)	(4,999)
Comprehensive loss attributable to redeemable noncontrolling interests	—	—
Comprehensive loss attributable to shareholders of NovaBridge	$(37,375)	$(4,999)

Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	266,157,063	187,794,543
Net loss per share - basic and diluted	$(0.14)	$(0.05)
Net loss per ADS* - basic and diluted	$(0.33)	$(0.11)

*10 American depositary shares (“ADS”) represents 23 ordinary shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

NovaBridge Biosciences

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

(All amounts in thousands, except for share data, unless otherwise noted)

	Ordinary share					Accumulated
	($0.0001 par value)		Treasury stock		Additional	other		Total
	Number of		Number of		paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	income	deficit	equity
Balance as of December 31, 2024	194,073,729	$19	(6,621,234)	$(6,225)	$1,460,021	$33,384	$(1,286,039)	$201,160
Foreign currency translation adjustments	—	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	—	(8,654)	(8,654)
Unrealized gain on available- for-sale debt securities	—	—	—	—	—	3,644	—	3,644
Share-based compensation	—	—	—	—	572	—	—	572
Issuance of ordinary shares for restricted share units	—	—	655,683	616	(616)	—	—	—
Balance as of June 30, 2025	194,073,729	$19	(5,965,551)	$(5,609)	$1,459,977	$37,039	$(1,294,693)	$196,733

Balance as of December 31, 2025	270,740,388	$27	(5,362,497)	$(5,042)	$1,526,718	$41,546	$(1,332,308)	$230,941
Foreign currency translation adjustments	—	—	—	—	—	493	—	493
Net loss	—	—	—	—	—	—	(37,868)	(37,868)
Share-based compensation	—	—	—	—	6,796	—	—	6,796
Exercise of stock options	—	—	1,191,073	1,120	(378)	—	—	742
Issuance of ordinary shares for restricted share units	—	—	229,235	216	(216)	—	—	—
Balance as of June 30, 2026	270,740,388	$27	(3,942,189)	$(3,706)	$1,532,920	$42,039	$(1,370,176)	$201,104

The accompanying notes are an integral part of these condensed consolidated financial statements.

NovaBridge Biosciences

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

(All amounts in thousands, unless otherwise noted)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(37,868)	$(8,654)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation	6,796	572
Depreciation of property, equipment and software	75	36
Amortization of right-of use assets	527	388
Loss from disposal of property and equipment and software	28	16
Write-off of deferred cost for planned dual listing	3,796	—
Gain on disposal of investments, equity securities	(328)	—
Foreign exchange gain	(173)	—
Changes in operating assets and liabilities
Prepayments and other receivables	(4,274)	1,321
Other non-current assets	(60)	145
Accruals and other payables	(1,388)	(1,262)
Other non-current liabilities	615	—
Operating lease liability, net	(672)	(402)
Net cash used in operating activities	(32,926)	(7,840)
Cash flows from investing activities
Proceeds from disposal of short-term and other investments	210	154,885
Purchase of short-term and other investments	(210)	(49,960)
Purchase of property, equipment and software	(990)	(7)
Proceeds from disposal of property and equipment	—	47
Proceeds from disposal of investments, equity securities	13,233	—
Net cash generated from investing activities	12,243	104,965
Cash flows from financing activities
Proceeds from exercise of stock options	742	—
Net cash generated from financing activities	742	—
Effect of exchange rate changes on cash and cash equivalents	(54)	16
Net (decrease) increase in cash and cash equivalents	(19,995)	97,141

Cash and cash equivalents, beginning of period	210,632	68,263
Cash and cash equivalents, end of period	$190,637	$165,404

Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$632	$505
Non-cash activities
Payables for purchase of property, equipment and software	$31	$—
Unrealized gain on available-for-sale debt securities	$-	$3,644

The accompanying notes are an integral part of these condensed consolidated financial statements.